May 18, 2022


Will Wei Cheng
Chief Executive Officer
DiDi Global Inc.
No. 1 Block B, Shangdong Digital Valley
No. 8 Dongbeiwang West Road
Haidian District, Beijin
People's Republic of China

      Re:    DiDi Global Inc.
             Form 6-K
             Furnished April 18, 2022
             File No. 001-40541

Dear Mr. Cheng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


                                                    Sincerely,



                                                    Division of Corporation
Finance
                                                    Office of Trade & Services